FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure 1: Holding(s) in Company announcement dated 18 February 2004
Enclosure 2: Holding(s) in Company announcement dated 18 February 2004
Enclosure 3: Holding(s) in Company announcement dated 23 February 2004
Enclosure 4: Holding(s) in Company announcement dated 23 February 2004
Enclosure 5: Holding(s) in Company announcement dated 25 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Ltd	4,500
Chase Nominees Ltd	2,227,403
Citibank London	74,300
Nortrust Nominees	992,000
Mellon Nominees (UK) Ltd	141,500
State Street Nominees Ltd	457,900
Bank of New York Nominees	6,818,607
Northern Trust	1,520,302
Chase Nominees Ltd	2,946,063
Midland Bank plc	168,500
Bankers Trust	429,200
Barclays Bank	60,000
Citibank London	53,000
Morgan Guaranty	441,500
Nortrust Nominees	3,664,238
State Street Bank & Trust Co	2,054,693
Deutsche Bank AG	1,459,800
HSBC Bank plc	1,308,300
Mellon Bank N.A	230,300
Northern Trust AVFC	196,436
KAS UK	64,810
Mellon Nominees (UK) Ltd	63,500
Bank One London	141,400
State Street Nominees Ltd	58,000
Bank of New York Nominees	82,000
Chase Nominees Ltd	2,652,391
Midland Bank plc	534,500
Barclays Bank	566,900
Citibank London	23,700
Brown Bros	51,500
Royal Bank of Scotland	1,205,300
State Street Bank & Trust Co.	80,400
Lloyds Bank	83,100
RBSTB Nominees Ltd	133,300
Citibank NA	17,600
HSBC Bank plc	381,100
State Street Nominees Ltd	1,306,259
Bank of New York Nominees	200,468
Chase Nominees Ltd	851,000
Midland Bank plc	153,700
Deutsche Bank Mannheim	48,000
Bankers Trust	18,300
Citibank London	52,000
Nortrust Nominees	514,023
Royal Bank of Scotland	129,500
State Street Bank & Trust Co	342,599
RBSTB Nominees Ltd	26,300
Citibank NA	98,400
Deutsche Bank AG	31,200
HSBC Bank plc	189,709

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

3,051,833 (since last notification)

8. Percentage of issued class

1.09%

9. Class of security

Ordinary 50p Shares

10. Date of transaction

16 February 2004

11. Date company informed

18 February 2004

12. Total holding following this notification

35,349,501

13. Total percentage holding of issued class following this notification

12.729%

14. Any additional information

-

15. Name of contact and telephone number for queries

Cheryl Cramer 01753 447933

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

18 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

Goldman Sachs Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs Securities (Nominees) Limited	8,454,575
Goldman Sachs Securities (Nominees) Limited	109,530
Depositary Trust Company of New York	19,000
Depositary Trust Company of New York	600
Crest account Creptemp	2,628,633

5. Number of shares / amount of stock acquired

2,633,716 (since last notification)

6. Percentage of issued class

0.94%

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary 50p shares

10. Date of transaction

Close of business on 13 February 2004

11. Date company informed

17 February, 2004

12. Total holding following this notification

11,212,338

13. Total percentage holding of issued class following this notification

4.03%

14. Any additional information

15. Name of contact and telephone number for queries

Cheryl Cramer Tel. 01753 447933

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

18 February, 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

AMVESCAP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Unknown

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p shares

10. Date of transaction

19 February 2004

11. Date company informed

23 February 2004

12. Total holding following this notification

42,077,183

13. Total percentage holding of issued class following this notification

15.15%

14. Any additional information

Disclosure made under Rule 3 of the Rules governing Substantial Acquisitions of Shares.

15. Name of contact and telephone number for queries

Anita Dowling Tel. 01753 777106

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

23 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

Goldman Sachs Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs Securities (Nominees) Limited	8,448,575
Goldman Sachs Securities (Nominees) Limited	109,530
Depositary Trust Company of New York	19,000
Depositary Trust Company of New York	200
Crest account Creptemp	2,432,563

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

202,470

8. Percentage of issued class

0.072%

9. Class of security

Ordinary 50p shares

10. Date of transaction

Close of business on 18 February 2004

11. Date company informed

23 February, 2004

12. Total holding following this notification

11,009,868

13. Total percentage holding of issued class following this notification

3.96%

14. Any additional information

15. Name of contact and telephone number for queries

Cheryl Cramer Tel. 01753 447933

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

23 February, 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial holder

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	512,312
Chase Nominees Limited	2,716,688
State Street Bank & Trust Company	437,100
HSBC	258,300
Bank of New York	2,500
Chase Nominees Ltd	23,600
State Street Bank & Trust	231,522
State Street Nominees Ltd	56,810
Lloyds Bank Nominees Limited	346,800
Brown Brothers Harriman	12,900
JP Morgan Chase	105,000
Northern Trust	61,700
Morgan Stanley & Co	44,400
Chase Nominees	14,363,783
Chase Manhattan Bank London	1,408,099
HSBC Client Holdings Nominee (UK) Limited	196,500
Deutsche Bank	10,500
Citibank	273,400
HSBC	125,814
Bank of New York London	403,010
Chase Nominees Ltd	144,300
Northern Trust	58,600
Chase Nominees	1,251,780
Nortrust Nominees Ltd	826,926
HSBC Client Holdings Nominee (UK) Limited	765,664
Chase Manhattan Bank London	623,438
Northern Trust	1,077,300
JP Morgan	739,311
Bank of New York London	1,217,100
Morgan Stanley	495,100
Deutsche Bank	343,005
Mellon Nominees Ltd	33,700
State Street Nominees Ltd	337,300
Bank of New York Brussels	534,041
State Street Bank & Trust	448,134
National Australia Bank	8,600
PICG	4,400
Chase Manhattan Bank AG Frankfurt	30,600
Citibank	118,300
J P Morgan	26,900
State Street Hong Kong	23,900
Bankers Trust	47,700
Clydesdale Bank (Head Office) Nominees Limited	170,800
HSBC Client Holdings Nominee (UK) Limited	200

5. Number of shares / amount of stock acquired

2,312,435 since last notification

6. Percentage of issued class

0.83%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

50p Ordinary Shares

10. Date of transaction

24 February 2004

11. Date company informed

25 February 2004

12. Total holding following this notification

30,917,837

13. Total percentage holding of issued class following this notification

11.13%

14. Any additional information

15. Name of contact and telephone number for queries

Anita Dowling Tel: (01753) 777106

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

25 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 1 March, 2004